Exhibit 99.1

Linkage Global Inc Appoints New Chief Financial Officer

Tokyo Japan, Oct. 14, 2024 (GLOBE NEWSWIRE) -- Linkage Global Inc (the “Company” or “Linkage”), (NASDAQ: LGCB), a cross-border e-commerce integrated services provider headquartered in Japan, today announced the appointment of Mr. Hanson Ji as Chief Financial Officer, effective October 07, 2024.

Mr. Hanson Ji has nearly 10 years of experience in the domains of auditing and capital market. From 2019 to 2022, he worked at Zhongrui Capital (Hong Kong) Ltd., serving as a senior project manager, responsible for financial consulting for IPO projects, and led and participated in the successful listing of several companies on the Hong Kong Stock Exchange. In 2018, Mr. Ji served as an internal control manager of Xingyin Information Technology (Shanghai) (also known as “Xiaohongshu App”), responsible for internal control audits. Prior to joining Zhongrui Capital and Xiaohongshu App, Mr. Ji worked at Ernst & Young Hua Ming LLP Shanghai Branch, serving as a senior auditor of TCE/ECU assurance department, where he participated and led audits for Hong Kong-listed companies and foreign-invested enterprises in China. Mr. Ji is a Chinese Certified Public Accountant. He obtained his Bachelor of Commerce in Accounting and Finance from Monash University in Australia in 2013.

Mr. Zhihua Wu, Chairman and CEO of Linkage, stated, “We are delighted to welcome Hanson to Linkage’s leadership team and look forward to working with him in his new position. We believe Hanson’s proven track record of accumulated extensive expertise in the fields of finance will provide important impetus for the further development of Linkage.”

“I am privileged to join Linkage and assume the role of CFO, contributing to its long-term growth,” said Mr. Hanson Ji. “Linkage’s strategic positioning offers a significant impetus for exploring growth opportunities in its target markets. Recognizing the pivotal role of finance within Linkage, I will collaborate closely with the team to bolster Linkage’s competitiveness and contribute to its enduring success.”

About Linkage Global Inc

Linkage Global Inc is a holding company incorporated in the Cayman Islands with no operations of its own. Linkage Cayman conducts its operations through its operating subsidiaries in Japan, Hong Kong, and mainland China. As a cross-border e-commerce integrated services provider headquartered in Japan, through its operating subsidiaries, the Company has developed a comprehensive service system comprised of two lines of business complementary to each other, including (i) cross-border sales and (ii) integrated e-commerce services. For more information, please visit www.linkagecc.com.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual reports on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Investor Relations
WFS Investor Relations Inc.
Connie Kang, Partner
Email: ckang@wealthfsllc.com
Tel: +86 1381 185 7742